Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Investor presentation

March 21, 2016

Forward-Looking Statements

Note on forward-looking statements: This document contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this document. We make these forward-looking statements as of the date of this document. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Overview of Transaction

Starwood and Marriott have signed an amended merger agreement with revised terms:

Increased cash consideration to $21.00 for every share of Starwood common stock

New exchange ratio of 0.80 shares of Marriott common stock for each share of Starwood common stock (approximately 20 million fewer shares than original agreement)

Total consideration to Starwood shareholders of $79.53* per share, or $13.6 billion Targeted annual general and administrative cost synergies increased to $250 million run-rate within two years after extensive due diligence and joint integration planning Excluding any benefit from incremental cost savings beyond the $250 million or revenue synergies, expect adjusted EPS to be roughly neutral in 2017 and 2018 Expect to retain existing investment grade rating with strong cash flow generation

Creates world’s largest lodging company with significant economies of scale and most powerful loyalty program in travel

* MAR March 18, 2016 closing price of $73.16; excludes value of timeshare business

Process Timeline and Next Steps

Expect to update Form S-4 with a Form 8-K by March 25

Special stockholder meetings rescheduled to April 8; record date remains February 2 Cleared pre-merger antitrust review in U.S. and Canada; approvals from the EU and China are pending Closing continues to be expected mid-2016

4

Investment Highlights

Creates world’s largest lodging company with 5,700 hotels and 1.1 million rooms in over 100 countries 30 brands including particularly strong positions in luxury, lifestyle and select service segments Economies of scale allow company to compete aggressively and better respond to technology disruptors Marriott Rewards and Starwood Preferred Guest create the most powerful loyalty program in travel Significant revenue and cost synergies Attractive financial profile with investment grade balance sheet and significant free cash flow

5

Opportunities to Create Value

1. Enhanced loyalty programs will increase access to new customers,

create opportunities for new partnerships, and provide greater competiveness in the digital marketplace

2. Sales integration will benefit existing Marriott hotels through exposure to Starwood’s brand-loyal, affluent guests, and benefit

Starwood hotels through Marriott’s expertise in corporate, group and mid-market accounts

3. 30 brands positioned against distinct and profitable customer segments

4. High confidence in achieving general and administrative cost synergies

5. Accelerate rooms growth in underpenetrated markets

6. Attractive balance sheet and significant cash flow

7. Enhance competitiveness of Starwood’s brands

1 Loyalty Programs

Near term

We expect to run parallel loyalty programs during the integration, maintaining existing member benefits while also building bridges between the programs to enhance member experience

Long term – a combined platform

Provide members with unprecedented choice, value and access

Position us to compete more aggressively in the digital marketplace

Benefit from SPG’s expertise with affluent consumers in the lifestyle segment

Benefit from Marriott’s long-standing relationships with frequent business travelers across a broad brand portfolio

Enhance our understanding of customer travel preferences, further personalizing the guest experience

Introduce new partnerships to drive greater member engagement

Increase competitiveness with other co-branded bank cards

Meaningful growth in membership and unparalleled loyalty

2 Sales Integration

Marriott should benefit from:

Exposure to Starwood’s brand loyal, affluent and Gen Y consumers

The addition of St. Regis to Marriott’s specialized luxury global sales team

Starwood should benefit from:

Inclusion in Marriott’s Convention and Resort Network and access to Marriott’s customer database

Marriott’s preference with corporate accounts and streamlined negotiation processes

Marriott’s deployment against U.S. mid-market accounts, as well as global accounts

Together, we should have greater account coverage and penetration and produce more satisfied customers

3 Brand Integration

Our broad portfolio of brands can be uniquely positioned against distinct and profitable customer segments. A few examples:

St. Regis

Strong brand with limited distribution. Great growth potential especially in Asia

W

Fills a white space opportunity for Marriott at a lower tier than EDITION. Significant opportunities to leverage capabilities and resources across the luxury/lifestyle space (e.g., expertise in bar/nightlife)

Element

Lifestyle product in the extended stay select service space that has tremendous potential and a white space for Marriott

With size and scale, Element could be an interesting alternative in the housing rental services space (e.g., Airbnb, Home Away)

AC by Marriott and Aloft

Both brands have broad appeal to younger and experiential travelers

AC by Marriott is slightly more sophisticated given its European roots and design aesthetic

Aloft is a bit more playful (think pool tables and pop art), appealing to customers in both urban and suburban locations

The broad distinct portfolio of brands should help the loyalty program achieve first choice preference beyond what any other program can deliver

4 Cost Synergies

The Marriott and Starwood management teams have been working together extensively since November to prepare for integration and implementation of cost saving efforts for the combined company The teams have met multiple times a week across disciplines, and have identified tangible additional areas of cost synergies Total cost synergies have been raised from a pre-tax run-rate figure of $250 million up from $200 million; we expect these synergies to be fully achieved within two years post close

5 Unit Growth Opportunity

Marriott believes there are significant opportunities for growth across the entire portfolio, including the following:

Customers and Marriott’s partners continue to have strong appetite for luxury. Ritz-Carlton has achieved record global growth over the past five years

Autograph Collection has already reached nearly 100 hotels in an extraordinarily rapid launch. The addition of Luxury Collection solidifies the leadership position of the combined company in the rapidly growing affiliated independent segment

2015 was a record year for Marriott’s North American Select Service Development team, with over 50,000 signed rooms The recent launch of new lifestyle-focused platforms has been instrumental in driving record signings, as partners increasingly focus on these brands Aloft and Element are well positioned to take advantage of the breadth of Marriott’s partner community and their growing desire for lifestyle brands

6 Attractive Balance Sheet and Significant Cash Flow

Higher cash component of consideration improves efficiency of capital structure; reduces use of valuable Marriott equity We remain committed to being investment grade. We expect leverage level at closing will be 3.6x adjusted debt to Adjusted EBITDAR, and within our 3.0x to 3.25x target by year-end 2016 Asset-light model and appropriate leverage ensure long-term sustainability of cash flow Disposition of assets should generate $1.5 billion to $2.0 billion after-tax over the next 2 to 3 years

7 Enhance Competitiveness of Starwood’s Brands

Marriott’s worldwide RevPAR index premium of 113% is driven by its popular loyalty program, strong group and corporate sales organization, broad hotel distribution, brand strength, and operational excellence. Applying these capabilities, plus the power of the combined organization, should enhance Starwood’s RevPAR and deliver stronger returns to owners and franchisees Properties should also see lower costs as they benefit from shared service operating structures and synergies, such as marketing, reservations, and procurement Starwood’s unit growth should benefit from Marriott’s strong owner and franchisee relationships For Sheraton, we intend to build on the brand’s strong international reputation and the Sheraton 2020 plan to drive owner returns and new rooms growth

Revenue and cost savings noted above should improve brand economics

With improved brand economics, we are optimistic that incremental owner investment will be justified

Hotel deletions are likely

Marriott has a reputation for successfully repositioning significant brands and has the unique know-how, tools and processes to make Sheraton successful

Outlook

Marriott reiterates guidance for comparable systemwide RevPAR growth of 2% to 4% for Q1 2016 and 3% to 5% for full year 2016 Year-to-date through February, constant dollar RevPAR at Marriott’s comparable systemwide hotels increased:

3.4% in North America

3.9% outside North America

3.5% worldwide

Marriott also anticipates its gross worldwide rooms will increase 8% gross, or 7% net, for full year 2016 STR projects that U.S. lodging demand will continue to outpace supply through at least the next few years

2.3% and 2.1% projected demand growth in 2016 and 2017, respectively

1.7% and 1.9% projected supply growth in 2016 and 2017, respectively

Marriott only; does not include the impact of the Starwood transaction

Advisors

Lazard and Citigroup are serving as financial advisors to Starwood Hotels & Resorts Worldwide and Deutsche Bank Securities is the financial advisor to Marriott International. Cravath, Swaine & Moore is serving as legal counsel to Starwood Hotels & Resorts Worldwide and Gibson, Dunn & Crutcher is serving as legal counsel to Marriott International on the transaction.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This document contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this document. We make these forward-looking statements as of the date of this document. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.